March 12, 2010

VIA EDGAR AND EMAIL
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4720

Re:	America First Tax Exempt Investors, L.P.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 4, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24843

Dear Mr. Vaughn:

We are writing in response to your letter, dated February 4, 2010, to Mr. Michael Draper (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by America First Tax Exempt Investors, L.P. (the “Company”).  Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

September 30, 2009 Form 10-Q

4. Investments in Tax-Exempt Bonds, page 11

Comment No. 1:                                We note your response to comment 1 included in your January 19, 2010 response letter.  Please provide us the discounted cash flow model used in your OTTI analysis for Woodland Park, The Gardens of DeCordova, and The Gardens of Weatherford as of December 31, 2009 and provide supporting commentary for each source of cash flows.  Also, discuss and support the significant assumptions used in the model.

Response No. 1:                                The details of the discounted cash flow (“DCF”) analysis, including the various assumptions that we made to estimate the future cash flows from the properties, the discount rates we applied and other factors are set forth in Exhibit A to this letter.

Company Analysis

As of December 31, 2009, the Company has concluded that no other-than-temporary impairment existed for the Woodland Park, The Gardens of DeCordova, and The Gardens of Weatherford tax-exempt mortgage revenue bond investments.  As of December 31, 2009, the Company did not intend to sell any of its investments in mortgage revenue bonds and had not identified circumstances that would require the Company to sell these investments before the anticipated recovery of the investments’ amortized cost basis.

In our Response Letter dated January 19, 2010, we outlined the procedures we use to evaluate our bond investments for other-than-temporary impairment and discussed the most significant assumptions in the DCF model utilized to value the bond collateral.  The significant factors and the impact on the December 31, 2009 DCF models are discussed in more detail below.

In summary, we concluded that the discounted cash flows from each property (i.e. the bond collateral) exceeds the outstanding principal balance of the corresponding bond and supported the ability of the property to meet its debt service obligations, allowing us to recover the amortized cost basis of our investments.  A summary of the valuation analysis is set forth below:

	DCF Model - Property Valuation	Mortgage Bond Principal	Difference	Valuation as % of Bond Principal
Woodland Park	$15,700,000	$15,662,000	$38,000	100%
Gardens of Decordova	$5,300,000	$4,853,000	$447,000	109%
Gardens of Weatherford	$5,300,000	$4,686,000	$614,000	113%
Totals	$26,300,000	$25,201,000	$1,099,000	104%

In addition to the tax-exempt mortgage revenue bonds held by the Company secured by each of these properties, the Company has made taxable loans to the owners of the properties.  These loans are secured by a second mortgage on the underlying property.  We evaluate whether a probable loss occurs by comparing the expected discounted cash flows from the property to the amortized cost of the related bond given that the cash flow from the underlying property is the ultimate source of repayment of these loans.  As long as the estimated future discounted cash flow from a property remaining after deducting the principal balance of the senior tax-exempt mortgage revenue bond exceeds the principal balance of the taxable loan, we conclude that it is not probable that a loss had occurred and therefore, no allowance for loan loss is needed.  A summary of our analysis as of December 31, 2009 is set forth below:
	DCF Model - Property Valuation	Mortgage Bond Principal	Remaining Value	Taxable Loan Balance	Loan Loss Allowance Needed? Yes/No
Woodland Park	$15,700,000	$15,662,000	$38,000	$700,000	YES
Gardens of Decordova	$5,300,000	$4,853,000	$447,000	$315,000	No
Gardens of Weatherford	$5,300,000	$4,686,000	$614,000	$335,000	No
Totals	$26,300,000	$25,201,000	$1,099,000

As shown in the table above, the Woodland Park property valuation is insufficient, after deducting the outstanding bond principal amount, to recover the outstanding taxable loan.  As such, the Company has recorded an allowance for loan loss against the full amount of the outstanding taxable loan to Woodland Park as of December 31, 2009.

Discussion of Significant Factors

Likelihood of the issuer being able to make payments - Our analysis of this factor was based, in each case, on a DCF model that we prepared for each of the properties which serve as the primary source of principal and interest payments on the bonds, as of December 31, 2009, and summarized above.  These models reflect the cash flows we expect to be generated by the properties over a ten year period, including an assumed property sale at the end of year ten, and provide a valuation estimate for the underlying bond collateral (the underlying real property).  In connection with the preparation of our Form 10-K for the year ended December 31, 2009, we also obtained third party appraisals were obtained for each of these three properties in support of the validity of the values determined by the Company using our DCF model.  Such appraisals are discussed further below in our Response No. 2.

Woodland Park - At this time the property is current on all debt service payments to the Company but is in technical default of the Bond Agreements as the project has not yet reached stabilization.  The property makes semi-annual debt service payments to the Company.  The next debt service payment is scheduled for May 1, 2010.  The Company has verbally notified the property owner of its expectation that any shortfalls in debt service resulting from the slow lease-up of the property will be funded through additional capital contributions by the property owner, although they are not contractually required to do so.

The Gardens of DeCordova - At this time the property is current on all debt service payments to the Company but is in technical default of the Bond Agreements as the project has not yet reached stabilization.  In January 2010, the Company concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed on March 2, 2010.  The foreclosure was completed to restructure the ownership of the property and did not force a sale of the property and did not result in the sale or repayment of the outstanding bond or taxable loan.  Through this process the Company has removed the limited partner which will allow the property owner to “re-syndicate” the low income housing tax credits (“LIHTCs”) to a new limited partner thereby providing additional capital to the project.  The syndication of the LIHTCs would provide additional capital for the project in the form of new limited partner equity.  The Company believes that, if this can be accomplished, such new equity would be sufficient to allow for the current bonds to remain in place and operations be funded through an extended lease-up period.  Our DCF model assumes that such new equity will be obtained and the bonds will remain in place.

    The Gardens of Weatherford - The Gardens of Weatherford property remains under construction and will need additional financing in order to complete construction.  At this time infrastructure construction activities have been substantially completed but no construction has begun on the actual apartment buildings.  As result of the failure to complete construction, the bond is in technical default.  In January 2010, the Company concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed on March 2, 2010.  The foreclosure was completed to restructure the ownership of the property and did not force a sale of the property and did not result in the sale or repayment of the outstanding bond or taxable loan.  Through this process the Company has removed the limited partner which will allow the limited partnership to recapitalize the property by pursuing an alternative plan of financing.  Specifically, the Company has worked with the general partner of the owner to identify available Tax Credit Assistance Program (“TCAP”) funding through application to the Texas Department of Housing and Community Affairs (“TDHCA”). A TCAP Written Agreement with TDHCA has been entered into which commits TCAP funds to the project and final approval of the funding was received from the TDHCA board on March 11, 2010.  The Company believes that the TCAP funding will be sufficient to allow for the current bonds to remain in place, construction to be complete and operations to be funded through an extended lease-up period.

Failure of the issuer to make scheduled interest or principal payments - As of December 31, 2009, all of the bonds were current on their debt service, however, as noted above, each of the borrowers were in technical default of their bond agreements.

Adverse conditions specifically related to the security or geographic area where the related property is located - The following is a discussion of the significant factors assumed in the DCF models for each of the three properties:

Woodland Park – Woodland Park is currently experiencing low levels of occupancy resulting from a slower than projected initial lease-up period.  Our DCF analysis for Woodland Park utilized the 2010 property budget.  As this property was operating throughout 2009, the property manager now has specific experience and history with the property operations that provide it an understanding of the current lease up activity and operating expenses.  As a result, the 2010 budget was completed with this understanding and accounts for the slow lease up activity and related lower level of occupancy currently being experienced.  As of December 31, 2009 and February 28, 2010, the property was 49% occupied.  The 2010 budget reflects an average economic occupancy of 68% in 2010.  Further, the DCF model projects an average economic occupancy of 89% in 2011.  Based on our experience with similar properties, we believe the lease-up assumptions and expense assumptions contained in the DCF model are reasonable.

The Gardens of DeCordova - DeCordova is currently experiencing low levels of occupancy resulting from a slower than projected initial lease-up period.  Our DCF analysis for The Gardens of DeCordova utilized the 2010 property budget.  As this property was operating throughout 2009, the property manager now has specific experience and history with the property operations that provide it an understanding of the current lease up activity and operating expenses.  As a result, the 2010 budget was completed with this understanding and accounts for the slow lease up and related lower level of occupancy currently being experienced.  As of December 31, 2009 and February 28, 2010, the property was 41% and 42% occupied, respectively.  The 2010 budget reflects an average economic occupancy of 65% in 2010.  Further, the DCF model projects an average economic occupancy of 85% in 2011.  Based on our experience with similar properties, we believe the lease-up assumptions and expense assumptions contained in the DCF model are reasonable.

The Gardens of Weatherford – The Gardens of Weatherford property remains under construction.  For purposes of our December 31, 2009 DCF valuation model, we concluded that this property would be able to secure an alternative plan of financing, that the project would be completed and, as a result of the alternative plan of financing and completion of the project, the owner would be able to meet the debt service obligations on the bonds.  Our DCF analysis for The Gardens of Weatherford utilized pro-forma financial information prepared in conjunction with the application for TCAP funds.  No operations or cash flow was projected for 2010.  A partial year of operations in 2011 was assumed in the valuation model to allow for the final construction and lease up of the property.  Based on our experience with The Gardens of DeCordova, a similar project in a similar Dallas/Fort Worth market, the economic occupancy for 2011 was estimated at 40% with 60% in 2012 and 80% in 2013.  Based on our experience with similar properties, we believe the lease-up assumptions and expense assumptions contained in the DCF model are reasonable.

Comment No. 2:  Please provide us any independent third party appraisals for Woodland Park, The Gardens of DeCordova, and The Gardens of Weatherford and tell us how this information was considered in your discounted cash flow model used in your OTTI analysis and in your fair value measurement.

Response No. 2: In support of the validity of our internal valuation models discussed above, we obtained third party appraisals for each of the three properties which collateralize the bonds owned by the Company.  Each appraisal was prepared in accordance with the standards and reporting requirements of Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”), the Regulations and Statements of General Policy promulgated under the authority of FIRREA, the Appraisal Requirements of the FDIC and the Uniform Standards of Professional Appraisal Practice promulgated by the Appraisal Foundation.  The following discussion outlines the qualifications of the appraisal firm and the individual appraiser, methodologies used in the appraisals, appraisal opinions and our evaluation of the appraisals.

Appraisal Firm and Individual Appraiser – The third party firm engaged to complete the appraisals of the three properties was W.H. Heyden & Associates, Inc. of St. Louis, MO (“WHH”).    WHH is a full service real estate appraisal and consulting firm in business since 1993 which specializes in commercial real estate valuations.  WHH has specific geographical expertise in the Midwest and Texas.  The individual appraiser was William Heyden, the founder of WHH.  Mr. Heyden has been a real estate appraiser since 1983, holds appraiser certifications in multiple states and holds the Member Appraisal Institute Designation (MAI).  Mr. Heyden holds a Bachelor of Science degree in Business Administration with specialization in Real Estate and Business Management from the University of Nebraska – Omaha.

Appraisal Methodologies – Each of the appraisals utilized three approaches to determine the valuations as follows:

1.
Cost Approach – This approach considers the current cost to reproduce the property.  In the cost approach to value, the subject property is valued based upon the market value of the land (as if vacant) to which is added the depreciated reproduction cost of the buildings and site improvements.

2.
Sales Comparison Approach – This approach estimates value by comparing the subject property to the sales of similar properties.  This approach gives consideration to actual sales in the current real estate market of other similar properties as adjusted for differences between the specific properties such as quality, location, size, services and markets.

3.
Income Capitalization Approach – More specifically, the Direct Capitalization Approach was utilized in the appraisals.  This approach consists of several steps which results in the estimation of net operating income of the subject property to which is applied an appropriate capitalization rate to arrive at a valuation.  In arriving at the estimation of net operating income the appraiser assumed both restricted rent schedules and market rate rent schedules.

Further, the appraiser estimated the values on both an “as is” or “as completed” basis and an “as stabilized” basis.  The “as is” or “as completed” value is an estimate of the value of the subject property on the specific date on which the appraiser visited the property or the date on which the appraiser estimates the completion of construction as follows:

•	Woodland Park – February 10, 2010
•	The Gardens of DeCordova – February 16, 2010
•	The Gardens of Weatherford – January 1, 2011.

The “as stabilized” value is an estimate of value as of the date on which the appraiser estimates that the property will reach stabilized financial performance as follows:

•	Woodland Park – March 1, 2011
•	The Gardens of DeCordova – February 1, 2011
•	The Gardens of Weatherford – January 1, 2013.

Appraisal Opinions and Evaluation -  Each of the appraisals states four opinions of value for the subject properties as follows:

1.	“As is” – Restricted Rent Schedule
2.	“As stabilized” – Restricted Rent Schedule
3.	“As is” - Market Rent Schedule
4.	“As stabilized” – Market Rent Schedule.

The Company’s investment strategy is to be a long term investor in tax exempt mortgage revenue bonds and not to actively trade these bonds.  As such, the DCF models assume that current operations will reach stabilization and are used to assess the ability of the collateral underlying our investments in the bonds to generate sufficient cash flows to meet bond debt service and allowing us to recover the amortized cost of our investments.  We consider the “as stabilized” appraisal values to be the relevant comparison values to our internal model as opposed to the “as is” or “as completed” appraisal values which may be appropriate for a market participant who is a current seller.  We believe this is reflective of a market participant with a similar investment strategy.

Additionally, the appraisal valuations assumed either 100% restricted rents to affordable tenants or 100% market rents.  The current business plans for each property are to move operations from a 100% affordable property (100% restricted rents) to an affordable housing project with restricted rents for 75% to 80% of the units and 20% to 25% as market rent units.  Therefore, a weighted average of the appraisal valuations using a 75/25 ratio is appropriate and is presented in the discussion below.  Additionally, should such an operation be unable to meet debt service and the bonds go into default, the Company would have the ability to foreclose, take ownership of the property, move the business plan to 100% market rents, stabilize the property if necessary and sell the property as a market rate property.

The following is a detailed evaluation and discussion of each appraisal, including a summary of the estimated values contained in the appraisal reports, as it relates to our internal valuation models.

Woodland Park appraisal and internal valuation - Our internal DCF model has valued this property at $15.7 million.  As of December 31, 2009, Woodland Park has two bonds outstanding with an aggregate principal amount of $15.66 million plus an outstanding taxable loan of $700,000.  The following table summarizes the “as stabilized’ appraisal values and compares them to the internal valuation:

All Amounts in Thousands
Appraisal Method
Woodland Park	As Stabilized
	Restricted Rents	Market Rents
Cost Approach	$ 16,700	$ 16,700
Sales Comparison Approach	$ 15,100	$ 16,400
Income Capitalization Approach	$ 15,400	$ 16,500
(FINAL APPRAISED VALUES)

FINAL APPRAISED VALUE	$ 15,400	$ 16,500
Internal Valuation	$ 15,700	$ 15,700
Variance	$ (300)	$ 800

Weighted Average of Final Appraised "As Stabilized Value"
weighted to 75% restricted rents, 25% market rents
Internal Valuation		$ 15,700
Variance		$ (25)

In its appraisal, the Appraiser has stated that the best valuation model for this property is the Income Capitalization Approach which is the approach used to determine the final appraisal values.  This approach is basically the same approach as our internal DCF model.  The following items are the main differences between our internal model and the appraisal model:

1.
Time period of the model – Our model is a ten year DCF model with an assumed sale at the end of year ten.  We evaluated several discount rates to be used in the model as part of a sensitivity analysis and selected a rate of 7%.  We believe the selected rate is appropriate and the DCF model reflects the view of a “market participant” with a long term investment strategy similar to the strategy the Company has in the bonds.  The appraisal model is effectively a one year model in that it estimates one year of income and determines a value, or sales price, from that one year of estimated operations.

2.
Capitalization rate utilized by the model – Each model utilizes a capitalization rate applied to operating income to estimate a value or sale price.  In our model we evaluated several capitalization rates as part of a sensitivity analysis before selecting a capitalization rate for our model.   We believe the selected rate is appropriate and reflects a potential sales price for a market participant with a long term investment strategy (similar to the Company).  The capitalization rate utilized in our internal model is 7% as compared to 7.25% used in the appraisal model.  Applying a 7% capitalization rate to the appraisal model would result in the following “as stabilized” valuations:

•	“as stabilized” – restricted rents valuation of $15.9 million
•	“as stabilized” – market rents valuation of $17.1 million.
The simple average of these amounts is $16.5 million and the weighted average of these amounts (75% restricted rents, 25% market rents) is $16.2 million.
3.      Occupancy rate at stabilization – As our model is a ten year model, we assume occupancy rates that change over the periods in the model.  For Woodland Park we assume stabilization in 2011 at 89% occupancy.  Additionally, the occupancy assumptions in our model never exceed 93%.  The appraisal assumes stabilized occupancy in 2011 at 95%.

In evaluating the results of the appraisal in comparison to our internal valuation of $15.7 million the following are the most relevant comparison points:

1.	The weighted average of the “as stabilized” valuation - $15.7 million. This average better reflects the current business plan for the property, and
2.	The “as stabilized” market rent valuation- $16.5 million. This represents the expected value of the property if the Company were to foreclose and sell the property in order to recover its investment.

As with any valuation model and other than temporary impairment analysis, various assumptions are made and judgment is applied to reach a conclusion.  Based on our consideration of the DCF models, review of the appraisal and the discussion above, in our judgment we have concluded that our internal DCF valuation is reasonable and supports the assertion that the property will be able to make the scheduled principal and interest payments over the life of the bond and no other-than-temporary impairment exists for the Woodland Park bonds.  Further, based on this analysis, the Company has recorded an allowance for loan loss against the full amount of the related taxable loan as of December 31, 2009.

Discussion of The Gardens of DeCordova appraisal and internal valuation - Our internal DCF model has valued this property at $5.3 million.  As of December 31, 2009, DeCordova has outstanding bond debt of $4.85 million plus an outstanding taxable loan of $315,000.  The following table summarizes the “as stabilized’ appraisal values and compares them to the internal valuation:

All Amounts in Thousands
Appraisal Method
The Gardens of Decordova	As Stabilized
	Restricted Rents	Market Rents
Cost Approach	$ 7,710	$ 7,710
Sales Comparison Approach	$ 4,180	$ 6,840
Income Capitalization Approach	$ 3,830	$ 7,340
(FINAL APPRAISED VALUES)

FINAL APPRAISED VALUE	$ 3,830	$ 7,340
Internal Valuation	$ 5,300	$ 5,300
Variance	$ (1,470)	$ 2,040

Weighted Average of Final Appraised "As Stabilized Value"
weighted to 75% restricted rents, 25% market rents
Internal Valuation		$ 5,300
Variance		$ (593)

In its appraisal, the Appraiser has stated that the best valuation model for this property is the Income Capitalization Approach which is the approach used to determine the final appraisal values.  This approach is basically the same approach as our internal DCF model.  The following items are the main differences between our internal model and the appraisal model:

1.
Time period of the model – Our model is a ten year DCF model with an assumed sale at the end of year ten.  We evaluated several discount rates to be used in the model as part of a sensitivity analysis and selected a rate of 7%.  We believe the selected rate is appropriate and the DCF model reflects the view of a “market participant” with a long term investment strategy similar to the strategy the Company has in the bonds.  The appraisal model is effectively a one year model in that it estimates one year of income and determines a value, or sales price, from that one year of estimated operations.

2.
Capitalization rate utilized by the model – Each model utilizes a capitalization rate applied to operating income to estimate a value or sale price.  In our model we evaluated several capitalization rates as part of a sensitivity analysis before selecting a capitalization rate for our model.  We believe the selected rate is appropriate and reflects a potential sales price for a market participant with a long term investment strategy (similar to the Company).  The capitalization rate utilized in our internal model is 7% as compared to 7.5% used in the appraisal model.  Applying a 7% capitalization rate to the appraisal model would result in the following “as stabilized” valuations:

•	“as stabilized” – restricted rents valuation of $4.1 million
•	“as stabilized” – market rents valuation of $7.8 million.
The simple average of these amounts is $5.95 million and the weighted average of these amounts (75% restricted rents, 25% market rents) is $5.0 million.
3.
Occupancy rate at stabilization – As our model is a ten year model, we assume occupancy rates that change over the periods in the model.  For DeCordova we assume stabilization in 2011 at 85% occupancy.  Additionally, the occupancy assumptions in our model never exceed 93%.  The appraisal assumes stabilized occupancy in 2011 at 95%.

4.
Real estate taxes – The Gardens of DeCordova general partner is a non-profit organization who has applied to the State of Texas for property tax relief which will reduce this expense item for the property beginning in 2010.  The appraisal estimated real estate tax expenses in their models using the full tax assessment from 2009 thus resulting in a lower income estimate for the property and a lower valuation.  Our model takes into account the expected reduction in real estate tax expense.

In evaluating the results of the appraisal in comparison to our internal valuation of $5.3 million the following are the most relevant comparison points:
1.	The weighted average of the “as stabilized” valuation - $4.7 million. This average better reflects the current business plan for the property.
2.	The “as stabilized” market rent valuation- $7.3 million. This represents the expected value of the property if the Company were to foreclose and sell the property in order to recover its investment.

As with any valuation model and other than temporary impairment analysis, various assumptions are made and judgment is applied to reach a conclusion.  Based on our consideration of the DCF models, review of the appraisal and the discussion above, in our judgment we have concluded that our internal DCF valuation is reasonable and supports the assertion that the property will be able to make the scheduled principal and interest payments over the life of the bond and no other-than-temporary impairment exists for the DeCordova bonds or related taxable loan as of December 31, 2009.

Discussion of The Gardens of Weatherford appraisal and internal valuation - Our internal DCF model has valued this property at $5.3 million.  As of December 31, 2009, Weatherford has outstanding bond debt of $4.7 million plus an outstanding taxable loan of $335,000.  The following table summarizes the “as stabilized’ appraisal values and compares them to the internal valuation:

All Amounts in Thousands
Appraisal Method
The Gardens of Weatherford	As Stabilized
	Restricted Rents	Market Rents
Cost Approach	$ 7,850	$ 7,850
Sales Comparison Approach	$ 4,010	$ 7,570
Income Capitalization Approach	$ 3,770	$ 7,280
(FINAL APPRAISED VALUES)

FINAL APPRAISED VALUE	$ 3,770	$ 7,280
Internal Valuation	$ 5,300	$ 5,300
Variance	$ (1,530)	$ 1,980

Weighted Average of Final Appraised "As Stabilized Value"
weighted to 75% restricted rents, 25% market rents
Internal Valuation		$ 5,300
Variance		$ (653)

In its appraisal, the Appraiser has stated that the best valuation model for this property is the Income Capitalization Approach which is the approach used to determine the final appraisal values.  This approach is basically the same approach as our internal DCF model.  The following items are the main differences between our internal model and the appraisal model:

1.
Time period of the model – Our model is a ten year DCF model with an assumed sale at the end of year ten.  We evaluated several discount rates to be used in the model as part of a sensitivity analysis and selected a rate of 7%.  We believe the selected rate is appropriate and the DCF model reflects the view of a “market participant” with a long term investment strategy similar to the strategy the Company has in the bonds.  The appraisal model is effectively a one year model in that it estimates one year of income and determines a value, or sales price, from that one year of estimated operations.

2.
Capitalization rate utilized by the model – Each model utilizes a capitalization rate applied to operating income to estimate a value or sale price.  In our model we evaluated several capitalization rates as part of a sensitivity analysis before selecting a capitalization rate for our model.  We believe the selected rate is appropriate and reflects a potential sales price for a market participant with a long term investment strategy (similar to the Company).  The capitalization rate utilized in our internal model is 7% as compared to 7.5% used in the appraisal model.  Applying a 7% capitalization rate to the appraisal model would result in the following “as stabilized” valuations:

a.	“as stabilized” – restricted rents valuation of $4.0 million
b.	“as stabilized” – market rents valuation of $7.8 million.
The simple average of these amounts is $5.9 million and the weighted average of these amounts (75% restricted rents, 25% market rents) is $4.95 million.
3.
Occupancy rate at stabilization – As our model is a ten year model, we assume occupancy rates that change over the periods in the model.  For Weatherford we assume stabilization in 2013 at 80% occupancy.  Additionally, the occupancy assumptions in our model never exceed 93%.  The appraisal assumes stabilized occupancy in 2013 at 95%.

4.
Real estate taxes – The Gardens of Weatherford general partner is a non-profit organization who has applied to the State of Texas for property tax relief which will reduce this expense item for the property beginning in 2010.  The appraisal estimated real estate tax expenses in their models using the full tax assessment thus resulting in a lower income estimate for the property and a lower valuation.  Our model takes into account the expected reduction in real estate tax expense.

In evaluating the results of the appraisal in comparison to our internal valuation of $5.3 million the following are the most relevant comparison points:
1.	The weighted average of the “as stabilized” valuation - $4.65 million. This average better reflects the current business plan for the property, and
2.	The “as stabilized” market rent valuation- $7.3 million. This represents the expected value of the property if the Company were to foreclose and sell the property in order to recover its investment.

As with any valuation model and other than temporary impairment analysis, various assumptions are made and judgment is applied to reach a conclusion.  Based on our consideration of the DCF models, review of the appraisal and the discussion above, in our judgment we have concluded that our internal DCF valuation is reasonable and supports the assertion that the property will be able to make the scheduled principal and interest payments over the life of the bond and no other than temporary impairment exists for the Weatherford bond or related taxable loan as of December 31, 2009.

As we discussed on March 12, 2010, we have not included the third party independent appraisal reports with this letter.

The following is our proposed discussion of the current status of each of the three properties which will be included in the Recent Developments discussion in our Annual Report on Form 10-K.

Recent Developments

Based on an accumulation of individual circumstances, the Partnership has identified three tax-exempt mortgage revenue bonds for which certain actions may be necessary to protect the Partnership’s position as a secured bondholder and lender.  These bonds are Woodland Park, The Gardens of DeCordova and The Gardens of Weatherford.  As of December 31, 2009, Woodland Park owes the Partnership approximately $15.7 million under tax-exempt bonds and $700,000 under taxable loans, the Gardens of DeCordova owes the Partnership approximately $4.9 million under tax-exempt bonds and $315,000 under taxable loans and the Gardens of Weatherford owes the Partnership approximately $4.7 million under tax-exempt bonds and $335,000 under taxable loans.  As of December 31, 2009, each of these properties was current with its bond debt service to the Partnership.

The Partnership has evaluated these bond holdings for an other-than-temporary decline in value and the related taxable loans for potential impairment as of December 31, 2009 (see Footnote 2 to the Company's Consolidated Financial Statements in Item 8 of this report for discussion of impairment testing method).  Based on our evaluation, the Partnership concluded that no other-than-temporary impairment of these bonds existed at December 31, 2009.  Additionally, the Partnership concluded that no impairment of the taxable loans made to The Gardens of DeCordova and The Gardens of Weatherford existed, however, an allowance for loan loss of approximately $700,000 was recorded against the taxable loan balance due from Woodland Park.  The Partnership will continue to monitor these investments for changes in circumstances that might warrant an impairment charge.  The following is a discussion of the circumstances related to each of these bonds.

Woodland Park.  The construction of Woodland Park was completed in November 2008 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009 and February 28, 2010, the property had 116 units leased out of total available units of 236, or 49% physical occupancy.  This affordable housing project has 100% of its units set aside for tenants that make less than 60% of the area median income.  The Partnership believes that this 100% set aside of units for affordable tenants is the most significant issue in the slow lease-up of the property and that stabilization could be achieved more quickly if the set aside of affordable units is lowered, thereby removing the income restriction from prospective tenants for a portion of the available units.  The Partnership has requested that the property owner change the set aside of units for affordable tenants to 75% thereby allowing 59 units to be rented to “market rate” tenants.  Additionally, the Partnership has verbally notified the property owner of its expectation that any shortfalls in debt service resulting from the slow lease-up of the property will be funded through additional capital contributions, although they are not contractually required to do so.  The Partnership will continue to monitor this property closely and work with the property owner to ensure bond debt service is maintained.  The property makes semi-annual debt service payments to the Partnership.  The next debt service payment is scheduled for May 1, 2010.  Should the property be unable to make this payment the Partnership expects to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.

The Gardens of DeCordova.  The construction of The Gardens of DeCordova was completed in April 2009 and lease-up continues, however, the property has not yet reached stabilization which is defined in the bond documents as the generation of a 1.15:1 debt service coverage ratio for six straight months.  As result of the failure to reach stabilization, the bond is in technical default.  As of December 31, 2009, the property had 31 units leased out of total available units of 76, or 41% physical occupancy.  As of February 28, 2010, the property had 32 units leased out of total available units of 76, or 42% physical occupancy.   This property is a senior (55+) affordable housing project located in Granbury, Texas in the Dallas-Fort Worth area.  The Partnership believes the most significant issue in the slow lease-up of the property is the current single family housing market in the Dallas-Fort Worth area.  Many potential tenants must first sell their existing home before they are able to move into a rental unit.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of DeCordova of its intent to withdraw from the limited partnership.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to “re-syndicate” the LIHTCs to a new limited partner thereby providing additional capital to the project.  The underwriting estimate of LIHTCs to be generated by this property that would be available for “re-syndication” is approximately $2.8 million.  The syndication of the LIHTCs, at an amount less than the gross credits generated, would provide additional capital for the project in the form of new limited partner equity.  The Partnership believes that, if this can be accomplished, such new equity would be sufficient to allow for the current bonds to remain in place and operations be funded through an extended lease-up period.  Until such time as new ownership is in place and additional capital is contributed, the full impact of these developments will not be known.

The Gardens of Weatherford.  The Gardens of Weatherford Apartments is currently under construction in Weatherford, Texas and will contain 76 units upon completion.  This property is a senior (55+) affordable housing project located in Weatherford, Texas in the Dallas-Fort Worth area.  At this time infrastructure construction activities have been substantially completed but no construction has begun on the actual apartment buildings.  As result of the failure to complete construction, the bond is in technical default.  Construction was significantly delayed due to numerous zoning, planning and design issues encountered in the building permit application process.  In September 2009, the Partnership was notified by the tax credit limited partner of the owner of The Gardens of Weatherford of its intent to withdraw from the limited partnership.  While approximately $2.0 million remains on deposit with the bond trustee for the Gardens of Weatherford, such funds are insufficient to complete construction of the project or to pay the outstanding principal on the bonds should the project not be constructed.  In January 2010, the Partnership concluded its best course of action for the removal of the current limited partner was to issue a Notice of Default through the bond trustee and to begin foreclosure procedures.  Such notice was issued in February 2010 and the foreclosure was completed in March 2010.  Through this process the Partnership has effectively removed the limited partner which will allow the property owner to recapitalize the property by pursuing an alternative plan of financing.  Specifically, the Partnership has worked with the general partner of the owner to identify available Tax Credit Assistance Program (“TCAP”) funding through application to the Texas Department of Housing and Community Affairs (“TDHCA”). A TCAP Written Agreement with TDHCA has been entered into which commits TCAP funds to the project and final approval of the funding was received from the TDHCA board in March 2010.  The Partnership believes that the TCAP funding will be sufficient to allow for the current bonds to remain in place, construction to be completed and operations to be funded through an extended lease-up period.  Formal agreements must still be finalized before such funds are available to the project.  Formal agreements are expected to be completed and funding available prior to the end of the second quarter of 2010.

We trust that the forgoing is responsive to your comments.  If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 930-3045 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231-8721.

The Company intends to file Annual Report in Form 10-K on or about March 16, 2010.  We would request the Staff’s assistance in resolving these comments as it is our desire to have resolved all comments prior to the filing of this Annual Report on Form 10-K.

Sincerely,

/s/ Michael J. Draper
Michael J. Draper, Chief Financial Officer
The Burlington Capital Group, in its capacity as the general partner of the general partner of America First Tax Exempt Investors, L.P.

cc:  Mr. Michael Volley

Mr. Kevin W. Vaughn
Securities and Exchange Commission

March 12, 2010
Page

EXHIBIT A
DISCOUNTED CASH FLOW VALUATION MODELS

Woodland Park			Cap Rate:	7.00%		Units:	236
Projected Budget			Discount Rate:	7.00%		Mgt Fee:	4.00%
			FMV of Loan if Applicable
			Survey Location:	Topeka, KS		RR per Unit:	$200
Assumptions:
Income Increases	ACTUAL	BUDGET	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %	29.1%	68.0%	89.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income	1,873,920	1,911,398	1,949,626	1,988,619	2,028,391	2,068,959	2,110,338	2,152,545	2,195,596	2,239,508	2,284,298
Economic Rent	544,791	1,299,364	1,735,167	1,849,416	1,886,404	1,924,132	1,962,615	2,001,867	2,041,904	2,082,742	2,124,397
Other Income	34,683	43,020	43,880	44,758	45,653	46,566	47,498	48,448	49,416	50,405	51,413
Total Income	579,474	1,342,384	1,779,048	1,894,174	1,932,057	1,970,698	2,010,112	2,050,314	2,091,321	2,133,147	2,175,810

Taxes	49,716	210,836	216,107	221,510	227,047	232,723	238,542	244,505	250,618	256,883	263,305
Insurance	29,911	45,192	46,322	47,480	48,667	49,884	51,131	52,409	53,719	55,062	56,439
Replacement Reserve		47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200	47,200
Labor & Benefits	166,079	177,802	182,247	186,803	191,473	196,260	201,167	206,196	211,351	216,634	222,050
Utilities	88,246	97,404	99,839	102,335	104,893	107,516	110,204	112,959	115,783	118,677	121,644
Repairs & Maintenance	54,799	91,980	94,280	96,636	99,052	101,529	104,067	106,669	109,335	112,069	114,870
Administrative	40,710	35,383	36,268	37,174	38,104	39,056	40,033	41,033	42,059	43,111	44,189
Advertising	65,765	32,484	33,296	34,129	34,982	35,856	36,753	37,671	38,613	39,579	40,568
Management Fee	36,000	53,695	55,037	56,413	57,824	59,269	60,751	62,270	63,826	65,422	67,058
Capital expenditures		0	0	0	0	0	0	0	0	0	0
Total Operating Expense	531,226	791,976	810,595	829,680	849,242	869,293	889,846	910,912	932,505	954,637	977,323

Net Operating Income	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	1,198,487

Valuation:
Net Operating Income	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	1,198,487
Cap Rate											7.00%
Sales Proceeds											17,121,241
3% Selling Cost											513,637
Net Sales Proceeds											16,607,604
Total Cash Flow	48,248	550,408	968,452	1,064,493	1,082,815	1,101,405	1,120,266	1,139,403	1,158,816	1,178,510	17,806,091
		USE
NPV Of Cash Flows	15,663,818	15,700,000
Mortgage Amount	15,662,000
NPV As A % Of Mortgage	100.01%

Gardens of Decordova			Cap Rate:	7.00%		Units:	76
			Discount Rate:	7.00%		Mgt Fee:	5.00%
			FMV of Loan if Applicable
			Survey Location:	Granbury, TX		RR per Unit:	$300
Assumptions:
Income Increases	Actual	Budget	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %	23.5%	65.0%	85.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income	624,498	624,864	637,361	650,109	663,111	676,373	689,900	703,698	717,772	732,128	746,770
Economic Rent	146,827	458,508	541,757	585,098	616,693	629,027	641,607	654,439	667,528	680,879	694,496
Other Income	8,791	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864	33,864
Total Income	155,618	492,372	575,621	618,962	650,557	662,891	675,471	688,303	701,392	714,743	728,360

Taxes	84,337	106,000	31,800	32,595	33,410	34,245	35,101	35,979	36,878	37,800	38,745
Insurance	16,450	19,960	20,459	20,970	21,495	22,032	22,583	23,147	23,726	24,319	24,927
Replacement Reserve		22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800	22,800
Labor & Benefits	53,897	51,470	52,757	54,076	55,428	56,813	58,234	59,689	61,182	62,711	64,279
Utilities	14,354	15,900	16,298	16,705	17,123	17,551	17,989	18,439	18,900	19,373	19,857
Repairs & Maintenance	24,571	24,666	25,283	25,915	26,563	27,227	27,907	28,605	29,320	30,053	30,804
Administrative	26,878	34,750	35,619	36,509	37,422	38,357	39,316	40,299	41,307	42,340	43,398
Advertising	44,040	27,528	28,216	28,922	29,645	30,386	31,145	31,924	32,722	33,540	34,379
Management Fee	22,774	24,619	28,781	30,948	32,528	33,145	33,774	34,415	35,070	35,737	36,418
Capital expenditures	0	0	0	0	0	0	0	0	0	0	0
Total Operating Expense	287,301	327,693	262,012	269,440	276,412	282,556	288,850	295,298	301,905	308,673	315,608

Net Operating Income	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	412,753

Valuation:
Net Operating Income	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	412,753
Cap Rate											7.00%
Sales Proceeds											5,896,469
3% Selling Cost											176,894
Net Sales Proceeds											5,719,575
Total Cash Flow	(131,683)	164,679	313,609	349,522	374,145	380,335	386,621	393,005	399,487	406,070	6,132,328
		USE
NPV Of Cash Flows	5,342,856	5,300,000
Mortgage Amount	4,853,000
NPV As A % Of Mortgage	110.09%

Gardens of Weatherford			Cap Rate:	7.00%		Units:	76
Projected Budget			Discount Rate:	7.00%		Mgt Fee:	5.00%
			FMV of Loan if Applicable
			Survey Location:	Weatherford, TX		RR per Unit:	$350
Assumptions:
Income Increases			2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Effective Rent %		40.0%	60.0%	80.0%	85.0%	90.0%	93.0%	93.0%	93.0%	93.0%
Expense Increases		2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gross Potential Income		688,000	701,760	715,795	730,111	744,713	759,608	774,800	790,296	806,102
Economic Rent		275,200	421,056	572,636	620,594	670,242	706,435	720,564	734,975	749,675
Other Income		20,520	20,930	21,349	21,776	22,212	22,656	23,109	23,571	24,042
Total Income	0	295,720	441,986	593,985	642,370	692,454	729,091	743,673	758,546	773,717

Taxes		37,600	38,540	39,504	40,491	41,503	42,541	43,604	44,695	45,812
Insurance		26,492	27,154	27,833	28,529	29,242	29,973	30,723	31,491	32,278
Replacement Reserve		26,600	26,600	26,600	26,600	26,600	26,600	26,600	26,600	26,600
Labor & Benefits		50,735	52,003	53,303	54,636	56,002	57,402	58,837	60,308	61,816
Utilities		18,520	18,983	19,458	19,944	20,443	20,954	21,478	22,014	22,565
Repairs & Maintenance		27,200	27,880	28,577	29,291	30,024	30,774	31,544	32,332	33,141
Administrative		23,850	24,446	25,057	25,684	26,326	26,984	27,659	28,350	29,059
Advertising		11,100	11,378	11,662	11,953	12,252	12,559	12,873	13,194	13,524
Management Fee		14,786	22,099	29,699	32,119	34,623	36,455	37,184	37,927	38,686
Capital expenditures			0	0	0	0	0	0	0	0
Total Operating Expense	0	236,883	249,084	261,693	269,247	277,015	284,241	290,500	296,912	303,480

Net Operating Income	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	470,237

Valuation:
Net Operating Income	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	470,237
Cap Rate										7.00%
Sales Proceeds										6,717,672
3% Selling Cost										201,530
Net Sales Proceeds										6,516,142
Total Cash Flow	0	58,837	192,903	332,292	373,123	415,439	444,849	453,172	461,634	6,986,379
		USE
NPV Of Cash Flows	5,348,616	5,300,000
Mortgage Amount	4,686,000
NPV As A % Of Mortgage	114.14%